Exhibit 1.3

Kitov Pharmaceuticals Holdings Ltd.

1 Azrieli Center (Round Building), 23rd Floor

132 Menachem Begin Rd.

Tel Aviv, Israel

Attn: Isaac Israel, Chief Executive Officer

Re:	Registered Direct Offering

Dear Mr. Israel:

This letter shall serve as an amendment (the “Amendment”) to that certain engagement letter (the “Original Letter”), dated as of May 20, 2016, by and between H.C. Wainwright & Co., LLC (“Wainwright”) and Kitov Pharmaceuticals Holdings Ltd. (collectively, with its subsidiaries and affiliates, the “Company”). Defined terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Original Letter.

Wainwright and the Company hereby mutually agree to the following revisions to the Original Letter:

1.	Section A(2) of the Original Letter shall be amended and replaced in its entirety with the following new A(2):

“2.          Warrant Coverage. “The Company shall issue to Wainwright or its designees at each Closing, warrants (the “Wainwright Warrants”) to purchase that number of ADSs of the Company equal to five percent (5%) of the aggregate number of ADSs sold in the Offering and the number of ADSs underlying the prefunded warrants sold in the Offering. The Wainwright Warrants shall have a term expiring four (4) years commencing one (1) year from the date that the Registration Statement in connection with the Offering becomes effective. The Wainwright Warrants shall have an exercise price equal to the higher of (i) 120% of the price of the Class A Units sold in the Offering, and (ii) the exercise price of the Series A Warrants (as defined in the Prospectus) immediately following the closing of the Offering. The Wainwright Warrants will provide for customary anti-dilution provisions (for stock dividends and splits and recapitalizations) consistent with FINRA Rule 5110, and further, the number of ADSs underlying the Wainwright Warrants shall be reduced if necessary to comply with FINRA rules or regulations. The grant of the Wainwright Warrants and the listing of the ordinary shares underlying the Wainwright Warrants on the Tel Aviv Stock Exchange shall be subject to obtaining all of the relevant and required approvals of the Company’s relevant organs and the approval of the Tel Aviv Stock Exchange for the listing of the ordinary shares underlying the Wainwright Warrants, all if and as required in accordance with applicable Israeli laws.”

2.	Section A(3) of the Original Letter shall be amended and replaced in its entirety with the following new A(3):

“3.          Expense Allowance. Out of the proceeds of each Closing, the Company agrees to pay Wainwright (a) a management fee equal up to $300,000; provided, however, in no event will such management fee exceed 1% of the gross proceeds raised in an Offering; (b) up to $100,000 for legal fees and expenses incurred by Wainwright, of which $25,000 shall be paid upon execution of this Agreement and shall be received against reasonable out-of-pocket expenses incurred in connection with the Offering and will be returned to the Company to the extent not actually incurred in accordance with FINRA Rule 5110(f)(2)(H)(i); and (c) an accountable expense account of up to $40,000. Notwithstanding anything contained herein to the contrary, such expense amounts under this Section 3 (exclusion the management fee in subsection (a) above), in the aggregate, shall not exceed $140,000, nor shall they limit or impair the indemnification and contribution provisions of this Agreement.”

3.	Section D(3) of the Original Letter shall be amended and replaced in its entirety with the following new D(3):

“3.          Escrow and Settlement. If the Offering is settled in whole or in part via delivery versus payment (“DVP”), Wainwright shall arrange for its clearing agent to provide the funds to facilitate such settlement. The Company shall reimburse Wainwright for the actual out of pocket cost of such clearing agent settlement and financing, if any, provided however that such costs shall not exceed $10,000 in the aggregate per Offering.”

4.	The Original letter shall be amended to include a Section N as found in its entirety below:

“N.          Conditions of the Obligations of Wainwright. The obligations of Wainwright hereunder shall be subject to each of the following additional conditions:

(a)                Accountants’ Comfort Letter. Wainwright shall have received, and the Company shall have caused to be delivered to Wainwright, on each Closing date, a letter from Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International (the independent registered public accounting firm of the Company), addressed to Wainwright in form and substance satisfactory to Wainwright.

(b)               Opinion of Counsel for the Company. Wainwright shall have receive on each Closing date the favorable opinion of US legal counsel and Israeli legal counsel to the Company, dated as of such Closing date, including, without limitation, a negative assurance letter addressed to Wainwright and in form and substance satisfactory to Wainwright.

(c)               Officers’ Certificate. Wainwright shall have received on each Closing Date a certificate of the Company, dated as of such Closing date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, in form and substance satisfactory to Wainwright.

(d)               Secretary’s Certificate. Wainwright shall have received on each Closing date a certificate of the Company, dated as of such Closing date, signed by the Secretary of the Company, in form and substance satisfactory to Wainwright.

(e)                Bring-down Comfort Letter.  On each Closing date, Wainwright shall have received from Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International, or such other independent registered public accounting firm of the Company, a letter dated as of such Closing date, in form and substance satisfactory to Wainwright.

(f)                Lock-Ups. On or before the pricing date, the Company shall have delivered to Wainwright the duly executed and delivered Lock-Up Agreements, in a form satisfactory to Wainwright, by each of the Company’s officers and directors (the “Lock-Up Agreements”).

(g)               Additional Documents. On or before the pricing date or Closing date, Wainwright and counsel Wainwright shall have received such information and documents as they may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

If any condition specified in this Section N is not satisfied when and as required to be satisfied, this Agreement may be terminated by Wainwright by notice to the Company at any time on or prior to a Closing date, which termination shall be without liability on the part of any party to any other party, except that Section A (Compensation; Reimbursement) and Section F (Indemnification and Contribution) shall at all times be effective and shall survive such termination.”

Except as modified by this letter, the terms, provisions and requirements of the Original Letter shall remain the same and in full force and effect in accordance with the terms and provisions thereof.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By
Name:
Title:

Accepted and agreed as of
the date first written above:

KITOV PHARMACEUTICALS HOLDINGS LTD.

By
Name: Issac Israel
Title: Chief Executive Officer